FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Donner Minerals Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Donner Minerals Ltd.
                Registrant

Dated: July 16, 2004                                                   By :    /s/David Patterson/s/
                                                                    Title:     CEO

DONNER MINERALS LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general meeting (the “Meeting”) of the shareholders of Donner Minerals Ltd. (the “Company”) will be held in the Boardroom of Maitland & Company, Barristers & Solicitors, at Suite 700 - 625 Howe Street, Vancouver, British Columbia, at 10:00 a.m. (Vancouver time) on Wednesday, August 18, 2004, for the following purposes:

1.   To receive the audited financial statements of the Company for the fiscal period ending February 29, 2004, together with the auditor’s report thereon.

2.   To appoint the auditor for the Company and to authorize the directors to fix the remuneration to be paid to the auditor.

3.   To elect directors for the ensuing year.

4.   To approve an amendment to the Company’s Notice of Articles as required by the new British Columbia Business Corporations Act.

5.   To approve, by Special Resolution, that the number of common shares authorized to be issued by the Company be increased to an unlimited number of common shares without par value.

6.   To replace, by Special Resolution, the existing Articles of the Company with a new set of Articles prepared in accordance with the British Columbia Business Corporations Act.

7.   To approve the amendment to the Company’s stock option plan to increase the maximum number of common shares which may be issued thereunder by 5,110,450 common shares.

8.   To approve various matters concerning the grant, exercise and renegotiation of stock options.

9.   To receive the report of the directors.

10.   To transact such other business as may be brought before the Meeting.

A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please read the notes accompanying the instrument of proxy enclosed and then complete and return the proxy within the time set out in the notes. As set out in the notes, the enclosed instrument of proxy is solicited by management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, the 9th day of July, 2004.

BY ORDER OF THE BOARD

“Harvey Keats”
President